                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 0-27343

                           NOTIFICATION OF LATE FILING

(Check  [ ] Form 10-K   [ ] Form 11-K    [ ] Form 20-F    [X] Form 10-Q
One):   [ ] Form N-SAR

For Period Ended:          March 31, 2001
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[  ]  Transition Report on Form 10-K    [ ]    Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F    [ ]    Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the Transition Period Ended:
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         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

         Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.

         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________

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                         PART I. REGISTRANT INFORMATION

Full name of registrant             WHX Corporation
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Former name if applicable:
                          ------------------------------------------------------

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Address of principal executive office (STREET AND NUMBER):
110 East 59th Street
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City, State and Zip Code:
New York, New York 10022
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                        PART II. RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check appropriate box.)

[X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b) The subject annual report, semi-annual report, transition report on
         Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the  prescribed  due date;
         or the subject  quarterly report or transition  report on Form 10-Q, or portion  thereof  will be filed on or  before  the fifth  calendar  day following the prescribed due date; and

[ ]      (c) The  accountant's  statement  or  other  exhibit  required  by Rule
         12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F,
10-Q,  N-SAR or the transition  report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The  Registrant was unable to file the Form 10-Q for the fiscal quarter ended March 31, 2001 (the "Report") without  unreasonable  effort or expense due to the related  delays in  gathering  information  for  inclusion  in the Report associated therewith.

                           PART IV. OTHER INFORMATION

         (1) Name and  telephone  number of person to  contact in regard to this notification

                 Arnold Nance                       914-925-4420
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                    (Name)                       (Telephone number)

         (2) Have all other periodic  reports required under Section 13 or 15(d)
of the Securities  Exchange Act of 1934 or Section 30 of the Investment  Company
Act of 1940 during the  preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

         (3) Is it  anticipated  that  any  significant  change  in  results  of operations  from the  corresponding  period  for the last  fiscal  year  will be reflected by the  earnings  statements  to be included in the subject  report or portion thereof?

                                                                 [X] Yes  [ ] No

         The  following  is an  explanation  of  the  anticipated  change,  both narratively and  quantitatively:  The Company expects that, when filed, the Form
10-Q  Results  of  Operations  will  reflect a net loss of  approximately  $10.2 million,  as  compared  to a net  loss  of  approximately  $6.7  million  in the corresponding  quarter  of  2000.  In  addition,  the  Company  expects  to show
Operating  Income of  approximately  $.6  million  this  quarter as  compared to
Operating Income of approximately $14.9 million in the same quarter of 2000.

                                WHX Corporation
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                  (Name of registrant as specified in charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date   May 15, 2001                        By /s/ Arnold Nance
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                                              Name: Arnold Nance
                                              Title: Vice President - Finance

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                  INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the  person  signing  the form  shall be typed or  printed beneath  the  signature.  If the  statement  is signed on behalf of the registrant  by an  authorized  representative  (other than an executive officer),  evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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